UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2014

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2014

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Voyage revenues (note 9a)	100,776	100,692	303,589	294,418

Voyage expenses	(448)	(373)	(2,948)	(1,988)
Vessel operating expenses (note 9a)	(23,538)	(24,655)	(72,114)	(74,785)
Depreciation and amortization	(23,309)	(24,440)	(70,949)	(73,739)
General and administrative (note 9a)	(5,579)	(4,793)	(18,241)	(15,006)
Loan loss provision (note 6a)	—	(3,804)	—	(3,804)
Restructuring charge (note 14)	(2,231)	—	(2,231)	—

Income from vessel operations	45,671	42,627	137,106	125,096

Equity income (note 5)	38,710	28,831	92,007	94,680
Interest expense (note 7)	(14,747)	(13,548)	(44,646)	(39,928)
Interest income	1,530	656	2,750	1,953
Realized and unrealized gain (loss) on derivative instruments (note 10)	2,288	(11,143)	(21,568)	(8,762)
Foreign currency exchange gain (loss) (notes 7 and 10)	23,477	(16,068)	22,632	(10,644)
Other income	210	306	636	1,182

Net income before income tax expense	97,139	31,661	188,917	163,577
Income tax expense (note 8)	(370)	(791)	(1,140)	(2,434)

Net income	96,769	30,870	187,777	161,143

Other comprehensive income (loss):
Unrealized gain (loss) on qualifying cash flow hedging instrument in equity accounted joint ventures before reclassifications, net of tax (note 5d)	160	(1,549)	(1,904)	(1,549)
Realized loss on qualifying cash flow hedging instrument in equity accounted joint ventures reclassified to equity income, net of tax (note 5d)	389	—	1,171	—

Other comprehensive income (loss) attributable to General and limited partners	549	(1,549)	(733)	(1,549)

Comprehensive income	97,318	29,321	187,044	159,594

Non-controlling interest in net and comprehensive income	6,182	1,262	15,295	7,429
General Partner’s interest in net income	8,469	5,784	23,152	18,027
Limited partners’ interest in net income	82,118	23,824	149,330	135,687
Limited partners’ interest in net income per common unit:
• Basic	1.07	0.34	1.99	1.94
• Diluted	1.07	0.34	1.99	1.94
Weighted-average number of common units outstanding:
• Basic	76,731,913	70,451,950	75,057,369	69,952,550
• Diluted	76,776,175	70,474,732	75,126,727	69,974,711

Cash distributions declared per common unit	0.6918	0.6750	2.0754	2.0250

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	September 30,	December 31,
	2014	2013
	$	$
ASSETS
Current
Cash and cash equivalents	97,455	139,481
Accounts receivable, including non-trade of $18,336 (2013 – $18,084) (note 10)	20,640	19,844
Prepaid expenses	4,542	5,756
Current portion of derivative assets (note 10)	17,117	18,444
Current portion of net investments in direct financing leases (note 4)	18,489	16,441
Advances to joint venture partner (note 6a)	—	14,364
Advances to affiliates (notes 9b and 10)	21,263	6,634

Total current assets	179,506	220,964

Restricted cash – long-term (note 4)	497,866	497,298

Vessels and equipment
At cost, less accumulated depreciation of $460,169 (2013 – $413,074)	1,221,367	1,253,763
Vessels under capital leases, at cost, less accumulated depreciation of $158,500 (2013 – $152,020)	498,837	571,692
Advances on newbuilding contracts (notes 9e and 11a)	139,015	97,207

Total vessels and equipment	1,859,219	1,922,662

Investment in and advances to equity accounted joint ventures (notes 5, 6b, 6c and 9d)	877,315	671,789
Net investments in direct financing leases (note 4)	671,618	683,254
Other assets (note 5b)	47,513	28,284
Derivative assets (note 10)	105,440	62,867
Intangible assets – net	89,860	96,845
Goodwill – liquefied gas segment	35,631	35,631

Total assets	4,363,968	4,219,594

LIABILITIES AND EQUITY
Current
Accounts payable	2,905	1,741
Accrued liabilities (notes 10 and 14)	43,670	45,796
Unearned revenue	11,919	14,342
Current portion of long-term debt (note 7)	145,708	97,114
Current obligations under capital lease (note 4)	64,637	31,668
Current portion of in-process contracts (note 5b)	3,116	1,113
Current portion of derivative liabilities (note 10)	78,018	76,980
Advances from affiliates (note 9b)	48,610	19,270

Total current liabilities	398,583	288,024

Long-term debt (note 7)	1,601,407	1,680,393
Long-term obligations under capital lease (note 4)	473,370	566,661
Long-term unearned revenue	35,315	36,689
Other long-term liabilities (notes 4 and 5d)	71,547	69,480
In-process contracts (note 5b)	34,375	3,660
Derivative liabilities (note 10)	179,869	130,903

Total liabilities	2,794,466	2,775,810

Commitments and contingencies (notes 4, 5, 7, 10, and 11)

Equity
Limited partners	1,470,415	1,338,133
General Partner	55,505	52,526
Accumulated other comprehensive (loss) income	(602)	131

Partners’ equity	1,525,318	1,390,790
Non-controlling interest	44,184	52,994

Total equity	1,569,502	1,443,784

Total liabilities and total equity	4,363,968	4,219,594

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2014	2013
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	187,777	161,143
Non-cash items:
Unrealized gain on derivative instruments (note 10)	(8,012)	(18,912)
Depreciation and amortization	70,949	73,739
Loan loss provision	—	3,804
Unrealized foreign currency exchange gain (loss) (notes 7 and 10)	(25,895)	10,642
Equity income, net of dividends received of $2,600 (2013 – $924)	(89,407)	(93,756)
Amortization of deferred debt issuance costs and other	2,800	2,044
Change in operating assets and liabilities	8,514	(2,303)
Expenditures for dry docking	(11,572)	(18,668)

Net operating cash flow	135,154	117,733

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	312,828	428,471
Scheduled repayments of long-term debt	(71,934)	(62,034)
Prepayments of long-term debt	(230,000)	(45,000)
Debt issuance costs	(1,513)	(2,473)
Scheduled repayments of capital lease obligations	(4,658)	(7,840)
Proceeds from equity offering, net of offering costs	140,484	40,776
Proceeds from units issued out of continuous offering program, net of offering costs	—	4,926
Advances to joint venture partners and equity accounted joint ventures (note 6b)	—	(16,785)
(Increase) decrease in restricted cash	(1,778)	28,448
Cash distributions paid	(179,164)	(159,014)
Novation of derivative liabilities (note 9g)	2,985	—
Dividends paid to non-controlling interest (note 15b)	(9,741)	(254)

Net financing cash flow	(42,491)	209,221

INVESTING ACTIVITIES
Purchase of and additional capital contributions in equity accounted investments (notes 5 and 15c)	(99,105)	(135,923)
Receipts from direct financing leases	9,588	6,650
Expenditures for vessels and equipment	(45,172)	(194,657)
Other	—	1,530

Net investing cash flow	(134,689)	(322,400)

(Decrease) increase in cash and cash equivalents	(42,026)	4,554
Cash and cash equivalents, beginning of the period	139,481	113,577

Cash and cash equivalents, end of the period	97,455	118,131

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
				Accumulated
				Other
				Comprehensive
	Limited		General	(Loss) Income	Non-
	Partners		Partner	(Note 5d)	controlling
	Number of				Interest	Total
	Common Units	$	$	$	$	$
Balance as at December 31, 2013	74,196	1,338,133	52,526	131	52,994	1,443,784
Net income	—	149,330	23,152	—	15,295	187,777
Other comprehensive loss	—	—	—	(733)	—	(733)
Cash distributions	—	(156,147)	(23,017)	—	—	(179,164)
Dividends paid to non-controlling interest	—	—	—	—	(24,105)	(24,105)
Equity based compensation (note 13)	17	1,430	29	—	—	1,459
Proceeds from equity offerings (note 12)	3,090	137,669	2,815	—	—	140,484

Balance as at September 30, 2014	77,303	1,470,415	55,505	(602)	44,184	1,569,502

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership formed under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2013, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 29, 2014. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. In addition, certain of the comparative figures as at December 31, 2013 have been reclassified to conform to the presentation adopted in the current period relating to in-process revenue contracts of $1.1 million and $3.7 million reclassified from unearned revenue and other long-term liabilities, respectively, to current portion of in-process contracts and in-process contracts, respectively, in the Partnership’s consolidated balance sheets.

2.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 2 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

			September 30, 2014		December 31, 2013
			Carrying	Fair	Carrying	Fair
			Amount	Value	Amount	Value
	Fair Value		Asset	Asset	Asset	Asset
	Hierarchy		(Liability)	(Liability)	(Liability)	(Liability)
	Level		$	$	$	$
Recurring:
Cash and cash equivalents and restricted cash	Level 1		595,321	595,321	636,779	636,779
Derivative instruments (note 10)
Interest rate swap agreements – assets	Level 2		125,706	125,706	81,119	81,119
Interest rate swap agreements – liabilities	Level 2		(234,003)	(234,003)	(200,762)	(200,762)
Cross currency swap agreements	Level 2		(32,117)	(32,117)	(18,236)	(18,236)
Other derivative	Level 3		300	300	6,344	6,344
Other:
Advances to equity accounted joint ventures (notes 6b and 6c)	(i	)	181,511	(i )	85,135	(i )
Advances to joint venture partner (note 6a)	(ii	)	—	—	14,364	(ii )
Long-term receivable included in other assets	Level 2		16,791	16,791	—	—
Long-term debt – public (note 7)	Level 1		(248,984)	(263,301)	(263,534)	(274,240)
Long-term debt – non-public (note 7)	Level 2		(1,498,131)	(1,445,544)	(1,513,973)	(1,409,252)

(i)

The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)

The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. The advances from the Teekay Tangguh Joint Venture to the joint venture partner together with the joint venture partner’s equity investment in the Teekay Tangguh Joint Venture form the net aggregate carrying value of the joint venture partner’s interest in the Teekay Tangguh Joint Venture in these consolidated financial statements. The fair value of the individual components of such aggregate interest was not determinable as at December 31, 2013.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the nine months ended September 30, 2014 and 2013 for the Partnership’s other derivative asset, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), is as follows:

	Nine Months Ended September 30,
	2014	2013
	$	$
Fair value at beginning of period	6,344	1,100
Realized and unrealized (losses) gains included in earnings	(4,724)	3,480
Settlements	(1,320)	23

Fair value at end of period	300	4,603

The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of September 30, 2014 is based upon an average daily tanker rate of $26,171 (September 30, 2013 – $21,896) over the remaining duration of the charter contract and a discount rate of 8.5% (September 30, 2013 – 8.8%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			September 30,	December 31,
	Credit Quality		2014	2013
Class of Financing Receivable	Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	690,107	699,695
Other receivables:
Long-term receivable and accrued revenue included in other assets	Payment activity	Performing	28,713	8,095
Advances to equity accounted joint ventures (notes 6b and 6c)	Other internal metrics	Performing	181,511	85,135
Advances to joint venture partner (note 6a)	Other internal metrics	Settled	—	14,364

			900,331	807,289

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

3.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended September 30,
	2014			2013
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	76,687	24,089	100,776	72,228	28,464	100,692
Voyage expenses	(240)	(208)	(448)	—	(373)	(373)
Vessel operating expenses	(14,259)	(9,279)	(23,538)	(13,677)	(10,978)	(24,655)
Depreciation and amortization	(17,737)	(5,572)	(23,309)	(17,950)	(6,490)	(24,440)
General and administrative (i)	(4,142)	(1,437)	(5,579)	(3,232)	(1,561)	(4,793)
Loan loss provision	—	—	—	(3,804)	—	(3,804)
Restructuring charge	—	(2,231)	(2,231)	—	—	—

Income from vessel operations	40,309	5,362	45,671	33,565	9,062	42,627

	Nine Months Ended September 30,
	2014			2013
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	229,253	74,336	303,589	208,528	85,890	294,418
Voyage expenses	(1,768)	(1,180)	(2,948)	(407)	(1,581)	(1,988)
Vessel operating expenses	(43,719)	(28,395)	(72,114)	(41,353)	(33,432)	(74,785)
Depreciation and amortization	(53,738)	(17,211)	(70,949)	(53,569)	(20,170)	(73,739)
General and administrative (i)	(13,350)	(4,891)	(18,241)	(10,149)	(4,857)	(15,006)
Loan loss provision	—	—	—	(3,804)	—	(3,804)
Restructuring charge	—	(2,231)	(2,231)	—	—	—

Income from vessel operations	116,678	20,428	137,106	99,246	25,850	125,096

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30,	December 31,
	2014	2013
	$	$
Total assets of the liquefied gas segment	3,834,699	3,591,693
Total assets of the conventional tanker segment	385,369	456,186
Unallocated:
Cash and cash equivalents	97,455	139,481
Accounts receivable and prepaid expenses	25,182	25,600
Advances to affiliates	21,263	6,634

Consolidated total assets	4,363,968	4,219,594

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

4.	Vessel Charters

The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at September 30, 2014, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder
	of 2014	2015	2016	2017	2018
Vessel Charters(i)	$	$	$	$	$
Charters-in – capital leases(ii)(iii)(iv)(v)	7,966	31,790	31,672	54,953	51,296

Charters-out – operating leases(vi)	76,622	302,252	319,888	337,785	297,373
Charters-out – direct financing leases(vii)	18,881	74,908	75,064	204,109	173,701

	95,503	377,160	394,952	541,894	471,074

(i)

The Teekay Tangguh Joint Venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago liquefied natural gas (or LNG) carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 4 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013.

(ii)

As at September 30, 2014 and December 31, 2013, the Partnership had $475.9 million and $475.6 million, respectively, of cash which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Partnership also maintains restricted cash deposits relating to certain loans and to amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $22.0 million and $21.7 million as at September 30, 2014 and December 31, 2013, respectively.

(iii)

As described in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013, the Partnership has leasing arrangements relating to five of its LNG carriers (three through Teekay Nakilat Corporation (or the RasGas II LNG Carriers) and two through the Teekay Tangguh Joint Venture, in which the Partnership owns 70% and 69% ownership interests, respectively). Under these arrangements, the Partnership is the lessee and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of the Partnership relating to these leasing arrangements as at September 30, 2014 was $23.1 million (December 31, 2013 – $23.9 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, and ends in 2033 for two vessels and 2041 for three vessels. Although there is no maximum potential amount of future payments, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(iv)	Excludes estimated charter hire payments of $833.1 million for the period from 2019 to 2037.
(v)

As at September 30, 2014, the Partnership was a party to capital leases on two Suezmax tankers. Under these capital leases, the owner has the option to require the Partnership to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. The amounts in the table assume the owner will not exercise its options to require the Partnership to purchase either of the vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the 13th year anniversary of each respective contract in 2017 and 2018.

(vi)

Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after September 30, 2014, revenue from unexercised option periods of contracts that existed on September 30, 2014, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

(vii)

As described in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013, the Tangguh LNG Carriers’ time-charters are accounted for as direct financing leases. In addition, in September 2013 and November 2013, the Partnership acquired two 155,900-cubic meter LNG carriers (or the Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (each with a one-year extension option), respectively, with Awilco holding a fixed-price purchase obligation at the end of the charters. The bareboat charters with Awilco are accounted for as direct financing leases.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

5.	Equity Method Investments

a) On July 9, 2014, the Partnership, through a new 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture), ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project). The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%), and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018. The six 172,000-cubic meter ARC7 LNG carrier newbuildings will be constructed by Daewoo Shipbuilding & Marine Engineering Co. (or DSME), of South Korea, for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. As of September 30, 2014, the Partnership had advanced $95.3 million to the Yamal LNG Joint Venture to fund newbuilding installments (see Note 6c).

b) On June 27, 2014, the Partnership acquired from BG International Limited (or BG) its ownership interests in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for a total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels upon delivery, which are scheduled between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, the Partnership assumed BG’s obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. The Partnership estimates it will incur approximately $40.4 million of costs to provide these services, of which BG has agreed to pay a fixed amount of $20.3 million. The Partnership estimated that the fair value of the service obligation was $33.3 million and the fair value of the amount due from BG was $16.5 million. As at September 30, 2014, the carrying value of the service obligation of $33.6 million is included in both the current portion of in-process contracts and in-process contracts and the carrying value of the receivable from BG of $16.8 million is included in other assets in the Partnership’s consolidated balance sheet. Through this transaction, the Partnership has a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (collectively the BG Joint Venture). The excess of the Partnership’s investment in the BG Joint Venture over the Partnership’s share of the underlying carrying value of net assets acquired was approximately $16.8 million in accordance with the preliminary purchase price allocation. This basis difference has notionally been allocated to the ship construction support agreements and the time-charter contracts. The Partnership accounts for its investment in the BG Joint Venture using the equity method.

During the three months ended September 30, 2014, to fund its newbuilding installments, the BG Joint Venture drew $52.0 million from its $787 million long-term debt facility and received $15.3 million of capital contributions from its joint venture partners, of which $3.8 million represents the Partnership’s proportionate share.

c) In February 2013, the Partnership entered into a 50/50 joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and in-charter liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and, as of September 30, 2014, included 20 owned LPG carriers (including 9 newbuilding carriers scheduled for delivery between early-2015 and 2018) and four in-chartered LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, the Partnership invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The Partnership also paid a $2.7 million acquisition fee to Teekay Corporation that was recorded as part of the investment in Exmar LPG BVBA (see Note 9d). The excess of the book value of net assets acquired over Teekay LNG’s investment in Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and recognition of goodwill, in accordance with the final purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and the Partnership. The Partnership accounts for its investment in Exmar LPG BVBA using the equity method.

d) From June to July 2013, the joint venture between the Partnership and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030. The Partnership agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, recorded a guarantee liability of $0.7 million. The carrying value of the guarantee liability as at September 30, 2014, was $0.5 million (December 31, 2013 – $0.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. In addition, the Teekay LNG-Marubeni Joint Venture entered into an eight-year interest rate swap with a notional amount of $160.0 million, amortizing quarterly over the term of the interest rate swap to $70.4 million at maturity. The interest rate swap exchanges the receipt of LIBOR-based interest for the payment of a fixed rate of interest of 2.20% in the first two years and 2.36% in the last six years. This interest rate swap has been designated as a qualifying cash flow hedging instrument for accounting purposes. The Teekay LNG-Marubeni Joint Venture uses the same accounting policy for qualifying cash flow hedging instruments as the Partnership uses. The Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method.

6.	Advances to Joint Venture Partner and Equity Accounted Joint Ventures

a) The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. As of December 31, 2013, the Teekay Tangguh Joint Venture had non-interest bearing advances of $10.2 million to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and advances of $4.2 million to its parent company, P.T. Berlian Laju Tanker. The advances to P.T. Berlian Laju Tanker were due on demand and bore interest at a fixed-rate of 8.0%. These advances by the Teekay Tangguh Joint Venture were made between 2010 and 2012 as advances on dividends. The Partnership recorded a $3.8 million loan loss provision on the advances to P.T. Berlian Laju Tanker during the three and nine months

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

ended September 30, 2013; however, this provision was subsequently reversed as the Teekay Tangguh Joint Venture reached a settlement with P.T. Berlian Laju Tanker. On February 1, 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million of which $14.4 million was used to settle the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker.

b) The Partnership has a 50% interest in Exmar LPG BVBA and a 50% interest in another joint venture with Exmar (or the Excalibur Joint Venture), which owns an LNG carrier, the Excalibur. As of September 30, 2014, the Partnership had advances of $81.7 million due from Exmar LPG BVBA, of which $67.9 million was assumed through the acquisition of Exmar LPG BVBA, and $3.0 million is due from the Excalibur Joint Venture. These advances bear interest at LIBOR plus margins ranging from 0.5% to 2.0% and have no fixed repayment terms. As at September 30, 2014, the interest accrued on these advances was $0.9 million (December 31, 2013 - $0.4 million). Both the advances and the accrued interest on these advances are included in investment and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheet.

c) The Partnership has a 50% interest in the Yamal LNG Joint Venture (see Note 5a) and as of September 30, 2014, the Partnership had advanced $95.3 million to the Yamal LNG Joint Venture. The advances bear interest at LIBOR plus 3.0% compounded semi-annually. As of September 30, 2014, the interest accrued on these advances was $0.6 million (December 31, 2013 – nil).

7.	Long-Term Debt

	September 30,	December 31,
	2014	2013
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	175,000	235,000
U.S. Dollar-denominated Term Loan due through 2018	96,052	103,207
U.S. Dollar-denominated Term Loan due through 2018	118,750	125,000
U.S. Dollar-denominated Term Loan due through 2018	127,833	—
U.S. Dollar-denominated Term Loan due through 2019	278,247	296,935
U.S. Dollar-denominated Term Loan due through 2021	288,503	297,956
U.S. Dollar-denominated Term Loan due through 2021	99,015	102,372
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Norwegian Kroner-denominated Bond due in 2017	108,931	115,296
Norwegian Kroner-denominated Bond due in 2018	140,053	148,238
Euro-denominated Term Loans due through 2023	301,449	340,221

Total	1,747,115	1,777,507
Less current portion	145,708	97,114

Total	1,601,407	1,680,393

As at September 30, 2014, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $403.8 million, of which $228.8 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $10.5 million (remainder of 2014), $84.1 million (2015), $27.3 million (2016), $28.2 million (2017) and $253.7 million (2018). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At September 30, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $96.1 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $50.7 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on the five vessels to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

At September 30, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $118.8 million. Interest payments on this loan are based on LIBOR plus 2.80% and require quarterly interest and principal payments and a bullet repayment of $83.3 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on one vessel to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

At September 30, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $127.8 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $95.3 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on one vessel to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2014, totaled $278.2 million, of which $110.0 million bears interest at a fixed-rate of 5.39% and requires quarterly interest and principal payments over the remaining term of the loan maturing in 2018 and 2019. The remaining $168.2 million bears interest based on LIBOR plus 0.68%, which requires quarterly interest payments over the remaining term of the loan and will require bullet repayments of approximately $56.0 million for each of the three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the three vessels to which the loan relates, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2014, totaled $288.5 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment for each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At September 30, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $99.0 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20.0 million bullet payment for each of two vessels due at maturity in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at September 30, 2014, totaled $13.3 million. Interest payments on this loan are based on a fixed interest rate of 4.84%. The loan is repayable on demand.

The Partnership has Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at September 30, 2014, the carrying amount of the bonds was $108.9 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership has a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% (see Note 10) and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

The Partnership has NOK 900 million of senior unsecured bonds that mature in September 2018 in the Norwegian bond market. As at September 30, 2014, the carrying amount of the bonds was $140.1 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.35%. The Partnership has a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43% (see Note 10) and the transfer of principal fixed at $150.0 million upon maturity in exchange for NOK 900 million.

The Partnership has two Euro-denominated term loans outstanding, which as at September 30, 2014, totaled 238.7 million Euros ($301.4 million). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25% as of September 30, 2014, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at September 30, 2014 and December 31, 2013 was 2.47% and 2.48%, respectively. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At September 30, 2014, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.80%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange gains (losses) of $23.5 million and ($16.1) million, and $22.6 million and ($10.6) million, of which these amounts were primarily unrealized, for the three months ended September 30, 2014 and 2013, and the nine months ended September 30, 2014 and 2013, respectively.

The aggregate annual long-term debt principal repayments required subsequent to September 30, 2014 are $28.9 million (remainder of 2014), $146.1 million (2015), $108.0 million (2016), $218.8 million (2017), $795.7 million (2018) and $449.6 million (thereafter).

The Partnership and a subsidiary of Teekay Corporation are borrowers under a loan arrangement and are joint and severally liable for the obligations to the lender. Obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Partnership agreed to pay, on the basis of its arrangement among the co-obligor, and any additional amount the Partnership expects to pay on behalf of the co-obligor. This loan arrangement matures in 2021 and as of September 30, 2014 had an outstanding balance of $193.5 million, of which $99.0 million was the Partnership’s share. Teekay Corporation has indemnified the Partnership in respect of any losses and expenses arising from any breach by the co-obligor of the terms and conditions of the loan facility.

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum level of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at September 30, 2014, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Current	(370)	(629)	(1,140)	(1,810)
Deferred	—	(162)	—	(624)

Income tax expense	(370)	(791)	(1,140)	(2,434)

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. The Partnership and certain of its operating subsidiaries have service agreements in place with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. In addition, as part of the Partnership’s acquisition of its ownership interest in the BG Joint Venture (see Note 5a), the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation’s subsidiary will, on behalf of the Partnership, provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings in the BG Joint Venture up to their delivery date. All costs incurred by Teekay Corporation’s subsidiary, plus a reasonable profit markup, will be charged to the Partnership. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$
Revenues(i)	9,557	9,463	28,358	25,968
Vessel operating expenses(ii)	(3,490)	(2,834)	(9,564)	(7,772)
General and administrative(iii)	(3,340)	(2,819)	(10,474)	(8,823)

(i)

Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(ii)	Includes ship management, shipbuilding supervision and crew training services provided by Teekay Corporation.
(iii)

Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

b) As at September 30, 2014 and December 31, 2013, non-interest bearing advances to affiliates totaled $21.3 million and $6.6 million, respectively, and non-interest bearing advances from affiliates totaled $48.6 million and $19.3 million, respectively. These advances are unsecured and have no fixed repayment terms.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 2 and 10).

d) In March 2013, the Partnership paid a $2.7 million fee to Teekay Corporation relating to services in support of the Partnership’s successful acquisition of its 50% interest in Exmar LPG BVBA (see Note 5c). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

e) The Partnership has services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to the five LNG newbuildings the Partnership owns.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. As at September 30, 2014 and December 31, 2013, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $2.0 million and $0.2 million, respectively.

f) As part of the September 2013 transaction described in Note 4(vii), the General Partner acquired a 1% ownership interest in the Partnership’s LNG carrier acquired from Awilco for $1.5 million.

g) In March 2014, two interest rate swap agreements were novated from Teekay Corporation to the Partnership. Teekay Corporation concurrently paid the Partnership $3.0 million in cash consideration, which represents the estimated fair value of the interest rate swap liabilities on the novation date.

10.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated derivative instruments described within this note as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012 and September 2013, concurrently with the issuance of NOK 700 million and NOK 900 million, respectively, of senior unsecured bonds (see Note 7), the Partnership entered into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017 and 2018, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at September 30, 2014.

					Fair Value /
					Carrying	Weighted-
Principal	Principal	Floating Rate Receivable			Amount of	Average
Amount	Amount	Reference		Fixed Rate	(Liability)	Remaining
NOK	$	Rate	Margin	Payable	$	Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(19,180)	2.6
900,000	150,000	NIBOR	4.35%	6.43%	(12,937)	3.9

					(32,117)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt and floating-rate restricted cash deposits. As at September 30, 2014, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	399,284	(91,334)	22.3	4.9
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	191,044	(34,431)	4.5	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(11,692)	3.9	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(11,204)	2.3	5.3
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	181,250	(33,578)	14.3	5.2
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	74,979	(2,858)	6.8	2.8
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	320,000	(3,514)	1.5	2.9
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	127,833	(573)	4.3	1.7
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	469,159	125,706	22.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(v)	EURIBOR	301,447	(44,819)	6.3	3.1

			(108,297)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at September 30, 2014, ranged from 0.30% to 2.80%.
(ii)	Principal amount reduces quarterly.
(iii)	Principal amount reduces semi-annually.
(iv)

These interest rate swaps are being used to economically hedge expected interest payments on future debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.

(v)	Principal amount reduces monthly to 70.1 million Euros ($88.5 million) by the maturity dates of the swap agreements.

As at September 30, 2014, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at September 30, 2014, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $125.7 million and an aggregate fair value liability amount of $208.9 million.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivative

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at September 30, 2014 was $0.3 million (December 31, 2013 – an asset of $6.3 million).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts	Current			Current
	receivable/	portion of			portion of
	Advances	derivative	Derivative	Accrued	derivative	Derivative
	to affiliates	assets	assets	liabilities	liabilities	liabilities
As at September 30, 2014
Interest rate swap agreements	4,618	17,017	105,240	(9,152)	(75,718)	(150,302)
Cross currency swap agreements	—	—	—	(250)	(2,300)	(29,567)
Toledo Spirit time-charter derivative	—	100	200	—	—	—

	4,618	17,117	105,440	(9,402)	(78,018)	(179,869)

As at December 31, 2013
Interest rate swap agreements	4,608	17,044	59,467	(10,960)	(75,615)	(114,187)
Cross currency swap agreement	—	—	—	(155)	(1,365)	(16,716)
Toledo Spirit time-charter derivative	1,544	1,400	3,400	—	—	—

	6,152	18,444	62,867	(11,115)	(76,980)	(130,903)

Realized and unrealized gains (losses) relating to interest rate swap agreements and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Partnership’s consolidated statements of income and comprehensive income. The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income and comprehensive income is as follows:

	Three Months Ended September 30,
	2014			2013
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(10,092)	13,880	3,788	(9,532)	(2,314)	(11,846)
Toledo Spirit time-charter derivative	—	(1,500)	(1,500)	903	(200)	703

	(10,092)	12,380	2,288	(8,629)	(2,514)	(11,143)

	Nine Months Ended September 30,
	2014			2013
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(29,356)	12,512	(16,844)	(28,554)	16,312	(12,242)
Toledo Spirit time-charter derivative	(224)	(4,500)	(4,724)	880	2,600	3,480

	(29,580)	8,012	(21,568)	(27,674)	18,912	(8,762)

Unrealized and realized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income and comprehensive income. For the three and nine months ended September 30, 2014, unrealized losses relating to the cross currency swap agreements of $10.0 million and $13.8 million, respectively, and realized losses of $0.5 million and $1.1 million, respectively, were recognized in earnings. For the three and nine months ended September 30, 2013, unrealized losses of $3.7 million and $12.6 million, respectively, and realized losses of $0.1 million and $0.1 million, respectively, were recognized in earnings.

11.	Commitments and Contingencies

a) In December 2012, July 2013 and November 2013, the Partnership signed contracts with DSME for the construction of five 173,400-cubic meter LNG carriers at a total cost of approximately $1.1 billion. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. The two vessels ordered in December 2012 are scheduled for delivery in 2016 and, upon delivery of the vessels, will be chartered to Cheniere Marketing L.L.C. at fixed rates for a period of five years. The Partnership intends to secure charter contracts for the remaining three newbuilding vessels prior to their deliveries in 2017. As at September 30, 2014, costs incurred under these newbuilding contracts totaled $139.0 million and the estimated remaining costs to be incurred are $64.7 million (remainder of 2014), $113.5 million (2015), $302.9 million (2016) and $435.4 million (2017). The Partnership intends to finance the newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b) As described under Note 4, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements. If the Teekay Nakilat Joint Venture terminates the lease, the Partnership estimates its 70% share of the cost of a lease termination to be approximately $34 million, exclusive of any interest rate swap termination costs, costs associated with any new financing and any other related adjustments. The Teekay Nakilat Joint Venture is currently reviewing the possibility of terminating the lease arrangement.

In addition, under the terms of the RasGas II Leases, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase or decrease the lease payments to maintain its agreed after-tax margin. HMRC has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal on January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on the earlier judgment. If the lessor of the RasGas II Leases were to lose on a similar claim from HMRC, which the Partnership does not consider to be a probable outcome, the Partnership’s 70% share of the potential exposure to the Teekay Nakilat Joint Venture is estimated to be approximately $60 million, irrespective of whether the lease is terminated. Such estimate is primarily based on information received from the lessor.

c) As described in Note 5b, the Partnership has an ownership interest in the BG Joint Venture and as part of the acquisition, agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. As at September 30, 2014, the Partnership incurred $0.3 million relating to shipbuilding and crew training services. The remaining estimated amounts to be incurred for the shipbuilding and crew training obligation, net of the reimbursement from BG, are $1.1 million (remainder of 2014), $3.3 million (2015), $5.2 million (2016), $6.0 million (2017), $3.9 million (2018) and $0.3 million (thereafter).

In addition, the BG Joint Venture secured a $787.0 million debt facility to finance a portion of the estimated fully built-up cost of $1.0 billion for its four newbuilding carriers, with the remaining portion to be financed pro-rata based on ownership interests by the Partnership and the other partners. As at September 30, 2014, the Partnership’s proportionate share of the remaining newbuilding installments, net of the financing, totaled nil (remainder of 2014), $4.9 million (2015), $7.9 million (2016), $15.0 million (2017), $17.3 million (2018) and $6.3 million (thereafter).

d) As described in Note 5a, the Partnership has a 50% ownership interest in the Yamal LNG Joint Venture which will build six 172,000-cubic meter ARC7 LNG carrier newbuildings for a total fully built-up cost of approximately $2.1 billion. As at September 30, 2014, the Partnership’s proportionate costs incurred under these newbuilding contracts totaled $95.3 million and the Partnership’s proportionate share of the estimated remaining costs to be incurred is $1.9 million (remainder of 2014), $23.7 million (2015), $33.9 million (2016), $84.4 million (2017), $344.7 million (2018) and $441.3 million (thereafter). The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

12.	Total Capital and Net Income Per Unit

At September 30, 2014, approximately 67.4% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

In July 2014, the Partnership issued 3.1 million common units (including 0.3 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $44.65 per unit, for gross proceeds of approximately $140.8 million (including the General Partner’s 2% proportionate capital contribution). The Partnership used the net proceeds from the offering of approximately $140.5 million to prepay a portion of its outstanding debt under two of its revolving credit facilities, to fund its portion of the first installment payment of approximately $95 million for the six newbuilding LNG carriers ordered by the Partnership’s 50/50 joint venture with China LNG for the Yamal LNG Project and to fund a portion of its MEGI newbuildings’ shipyard installments.

In 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100.0 million. The Partnership did not sell any units under the COP during the three and nine months ended September 30, 2014. During the three and nine months ended September 30, 2013, the Partnership sold 124,071 common units under the COP for net proceeds of $4.9 million.

Net Income Per Unit

Net income per common unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains or losses.

During the three and nine months ended September 30, 2014 and 2013, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Unit-Based Compensation

In March 2014, a total of 9,521 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2014.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership’s unit-based compensation awards are reflected in general and administrative expenses in the Partnership’s consolidated statements of income and comprehensive income.

During March 2014 and 2013, the Partnership granted 32,378 and 36,878 restricted units, respectively, with grant date fair values of $1.3 million and $1.5 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units. During the three and nine months ended September 30 2014, a total of nil and 7,076 restricted units, respectively, with fair values of nil and $0.3 million, respectively, vested. During the three and nine months ended September 30, 2014, the Partnership recorded expenses related to the restricted units of $0.1 million and $1.3 million, respectively (three and nine months ended September 30, 2013, $0.2 million and $0.9 million, respectively).

14.	Restructuring Charge

Compania Espanole de Petroles, S.A., the charterer and owner of the Partnership’s former conventional vessels under capital lease, the Tenerife Spirit, Algeciras Spirit, and Huelva Spirit reached an agreement to sell the vessels to a third-party on November 2013, January 2014, and August 2014, respectively. On redelivery of the vessels, the charter contract with the Partnership was terminated. The Tenerife Spirit, Algeciras Spirit, and Huelva Spirit delivered to their new owners in December 2013, February 2014, and August 2014, respectively. The Partnership recorded a restructuring charge of $1.8 million in December 2013 relating to seafarer severance payments for the Tenerife Spirit and Algeciras Spirit sales and recorded a restructuring charge of $2.2 million in July 2014 as a result of the sale of the Huelva Spirit. Of the total restructuring charges, $0.4 million and $1.6 million were paid during the three and nine months ended September 30, 2014, respectively. The balance outstanding of $2.4 million as at September 30, 2014 (December 31, 2013 – $1.8 million) is included in accrued liabilities in the Partnership’s consolidated balance sheets.

15.	Supplemental Cash Flow Information

a) As described in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013, the sale of the Algeciras Spirit on February 28, 2014 and the sale of the Huelva Spirit on August 12, 2014 resulted in the vessels under capital lease being returned to the owner and the capital lease obligations being concurrently extinguished. Therefore, the sales of the vessels under capital lease of $56.2 million and the concurrent extinguishment of the corresponding capital lease obligations of $56.2 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.

b) As described in Note 6a, the portion of the dividends declared by the Teekay Tangguh Joint Venture that was used to settle the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker of $14.4 million was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

c) As described in Note 5b, the Partnership acquired BG’s ownership interest in the BG Joint Venture. As compensation, the Partnership assumed BG’s obligation (net of an agreement by BG to pay the Partnership approximately $20.3 million) to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The estimated fair value of the assumed obligation of approximately $33.3 million was used to offset the purchase price and the Partnership’s receivable from BG and was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

16.	Accounting Pronouncements Not Yet Adopted

a) In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Partnership’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

b) In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied at the Partnership’s option retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Partnership is evaluating the effect of adopting this new accounting guidance.

17.	Subsequent Events

In late-October 2014, Teekay LNG agreed to acquire a 2003-built 10,200 cubic meter LPG carrier, the Norgas Napa, from I.M. Skaugen SE (or Skaugen) for $27 million. The Partnership took delivery of the vessel on November 13, 2014 and chartered the vessel back to Skaugen on a bareboat contract for a period of five years at a fixed rate plus a profit share component based on actual earnings of the vessel, which is trading in Skaugen’s Norgas pool.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2014

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2013.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of September 30, 2014, we had a fleet of 44 LNG carriers (including one regasification unit and 15 newbuilding carriers), 29 LPG/Multigas carriers (including nine newbuilding carriers and four in-chartered carriers) and eight conventional tankers which generally operate under long-term, fixed-rate charters. Our interests in these vessels range from 20% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2014

Acquisition and Bareboat Charter-Back of an LPG Carrier

In late-October 2014, we agreed to acquire a 2003-built 10,200 cubic meter (or cbm) LPG carrier, the Norgas Napa, from I.M. Skaugen SE (or Skaugen) for $27 million. We took delivery of the vessel on November 13, 2014 and chartered the vessel back to Skaugen on a bareboat contract for a period of five years at a fixed-rate plus a profit share component based on actual earnings of the vessel, which is trading in Skaugen’s Norgas pool.

Equity Offering

On July 17, 2014, we completed a public offering of 3.1 million common units (including 0.3 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $44.65 per unit, for gross proceeds of approximately $140.8 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the offering of approximately $140.5 million to prepay a portion of our outstanding debt under two of our revolving credit facilities, to fund our portion of the first installment payment of approximately $95.0 million for six newbuilding LNG carriers ordered by our 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project) and to fund a portion of our M-type, Electronically Controlled, Gas Injection (or MEGI) newbuildings’ shipyard installments.

Yamal LNG Project

On July 9, 2014, we, through a new 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture), finalized shipbuilding contracts for six internationally-flagged icebreaker LNG carriers for the Yamal LNG Project. The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%) and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018. The Yamal LNG Joint Venture will build six 172,000-cubic meter ARC7 LNG carrier newbuildings to be constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd. (or DSME), of South Korea, for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. The six LNG carriers constructed for the Yamal LNG Project will transport LNG from Northern Russia to Europe and Asia. We account for our investment in the Yamal LNG Joint Venture using the equity method.

BG Joint Venture

On June 27, 2014, we acquired from BG International Limited (or BG) its ownership interest in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for a total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels upon delivery, which are scheduled to deliver between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, we assumed BG’s portion of the shipbuilding installments and its obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. We estimate that we will incur approximately $40.4 million of costs to provide these services, of which BG has agreed to pay a fixed amount of $20.3 million. Through this transaction, we have a 30% ownership interest in two LNG carrier newbuildings, with the balance of the ownership held by China LNG and CETS Investment Management (HK) Co. Ltd. (or CETS) (an affiliate of China National Offshore Oil Corporation), and a 20% ownership interest in the remaining two LNG carrier newbuildings, with the balance of the ownership held by China LNG, CETS and BW LNG Investments Pte. Ltd. (collectively the BG Joint Venture). We account for our investment in the BG Joint Venture using the equity method. We expect to finance our pro rata equity interest in future shipyard installment payments using a portion of our available liquidity with the balance of the total cost of the vessels financed with equity contributions by the other partners and a $787.0 million long-term debt facility secured by the BG Joint Venture.

Sale of Vessels

Compania Espanole de Petroles, S.A. (or CEPSA), the charterer and prior owner of the Algeciras Spirit and Huelva Spirit conventional vessels under capital lease, reached agreements to sell the vessels to third-parties. On redelivery of the Algeciras Spirit and Huelva Spirit to CEPSA, the charter contracts with us were terminated and the vessels delivered to their new owners in February 2014 and August 2014, respectively.

Exmar LPG Fleet Renewal

We hold a 50% interest in Exmar LPG BVBA, a joint venture with Belgium-based Exmar NV, to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. Three of Exmar LPG BVBA’s 12 LPG newbuilding carriers, the Waasmunster, Warinsart and Waregem delivered in April, June and September 2014, respectively. As a result of these newbuilding deliveries, and as part of its fleet renewal strategy, Exmar LPG BVBA decided to sell certain of its LPG carriers. Temse was sold and delivered to its new owner in March 2014, Flanders Tenacity and Eeklo were sold and delivered to their new owners in June 2014 and Flanders Harmony was sold and delivered to its new owner in August 2014. Exmar LPG BVBA recognized a net gain as a result of the sale of these vessels, in which our proportionate share was $16.9 million. In addition, the in-chartered contract for Berlian Ekuator expired in January 2014 and the vessel was delivered back to its owner.

LNG Newbuildings

In prior years, we entered into agreements with DSME to construct a total of five LNG carrier newbuildings for a total cost of approximately $1.1 billion. These newbuilding vessels will be equipped with the MEGI twin engines, which are expected to be significantly more fuel efficient and have lower emission levels than other engines currently being utilized in LNG shipping. We secured five-year time-charter contracts with Cheniere Marketing L.L.C. for two of the five LNG carrier newbuildings, which will commence upon their deliveries in the first half of 2016. The other three LNG carrier newbuildings that are under construction at DSME are currently not subject to time-charter contracts. We are evaluating the exercise of our options to order, prior to December 1, 2014, up to three additional such MEGI LNG carrier newbuildings from DSME. We are in discussions for the chartering of at least three such vessels and expect that the vessels under construction and any additional vessels ordered upon exercise of such options will be subject to contract employment prior to their deliveries.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 29, 2014.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at September 30, 2014, our liquefied gas segment fleet included 44 LNG carriers and 29 LPG/Multigas carriers, in which our interests ranged from 20% to 100%. However, the table below only includes 13 LNG carriers and five LPG/Multigas carriers, which are accounted for under the consolidation method of accounting. The table excludes five newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) six LNG carriers relating to our joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers), (iv) four newbuilding LNG carriers relating to the BG Joint Venture, (v) six newbuilding LNG carriers relating to the Yamal LNG Joint Venture, (vi) two LNG carriers (or the Exmar LNG Carriers) and (vii) 15 LPG carriers and nine newbuilding LPG carriers (or the Exmar LPG Carriers) relating to our joint ventures with Exmar.

The following table compares our liquefied gas segment’s operating results for the three and nine months ended September 30, 2014 and 2013, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2014 and 2013 to voyage revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days,	Three Months Ended September 30,
calendar-ship-days and percentages)	2014	2013	% Change
Voyage revenues	76,687	72,228	6.2
Voyage expenses	(240)	—	100.0

Net voyage revenues	76,447	72,228	5.8
Vessel operating expenses	(14,259)	(13,677)	4.3
Depreciation and amortization	(17,737)	(17,950)	(1.2)
General and administrative(1)	(4,142)	(3,232)	28.2
Loan loss provision	—	(3,804)	(100.0)

Income from vessel operations	40,309	33,565	20.1

Operating Data:
Revenue Days (A)	1,630	1,487	9.6
Calendar-Ship-Days (B)	1,656	1,487	11.4
Utilization (A)/(B)	98.4%	100.0%

(in thousands of U.S. Dollars, except revenue days,	Nine Months Ended September 30,
calendar-ship-days and percentages)	2014	2013	% Change
Voyage revenues	229,253	208,528	9.9
Voyage expenses	(1,768)	(407)	334.4

Net voyage revenues	227,485	208,121	9.3
Vessel operating expenses	(43,719)	(41,353)	5.7
Depreciation and amortization	(53,738)	(53,569)	0.3
General and administrative(1)	(13,350)	(10,149)	31.5
Loan loss provision	—	(3,804)	(100.0)

Income from vessel operations	116,678	99,246	17.6

Operating Data:
Revenue Days (A)	4,843	4,321	12.1
Calendar-Ship-Days (B)	4,914	4,383	12.1
Utilization (A)/(B)	98.6%	98.6%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 12.1% to 4,914 days in 2014 from 4,383 days in 2013 as a result of the acquisition and delivery of two LNG carriers from Norway-based Awilco LNG ASA (or the Awilco LNG Carriers), Wilforce and Wilpride, in September 2013 and November 2013, respectively. During the nine months ended September 30, 2014, three of our vessels were off-hire for a total of 71 days compared to two vessels being off-hire for 62 days in the same period last year.

Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2014 from the same periods last year, primarily as a result of:

•

increases of $6.4 million and $19.3 million for the three and nine months ended September 30, 2014, respectively, as a result of the acquisition and delivery of the Awilco LNG Carriers in September 2013 and November 2013, respectively;

•	an increase of $2.1 million for the nine months ended September 30, 2014 due to the Catalunya Spirit being off-hire for 21 days in the second quarter of 2013 for a scheduled dry docking;

•	an increase of $2.1 million for the nine months ended September 30, 2014 due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking;

•

increases of $0.2 million and $1.6 million for the three and nine months ended September 30, 2014, respectively, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same periods in 2013; and

•	an increase of $1.1 million for the three and nine months ended September 30, 2014 relating to an off-hire adjustment incurred for the Arctic Spirit associated with its dry docking in 2013;

partially offset by:

•	a decrease of $2.6 million for the nine months ended September 30, 2014 due to the Galicia Spirit being off-hire for 28 days in the first quarter of 2014 for a scheduled dry docking;

•	a decrease of $2.4 million for the nine months ended September 30, 2014 relating to 18 days of unscheduled off-hire in the first quarter of 2014 due to repairs required for one of our LNG carriers;

•

decreases of $2.0 million and $0.9 million for the three and nine months ended September 30, 2014, respectively, due to operating expense and dry-docking recovery adjustments under our charter provisions for the Tangguh Hiri and Tangguh Sago; and

•	a decrease of $1.9 million for the three and nine months ended September 30, 2014 due to the Madrid Spirit being off-hire for 24 days in the third quarter of 2014 for a scheduled dry docking.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2014 from the same periods last year, primarily as a result of:

•

increases of $0.4 million and $1.1 million for the three and nine months ended September 30, 2014, respectively, relating to costs to train our crew for two LNG carrier newbuildings that are expected to deliver in the first half of 2016; and

•	an increase $0.9 million for the nine months ended September 30, 2014 as a result of higher manning costs due to wage increases relating to certain of our LNG carriers.

Depreciation and Amortization. Depreciation and amortization remained consistent for the three and nine months ended September 30, 2014 compared to the same periods last year.

Loan Loss Provision. In 2012, Teekay BLT Corporation (or Teekay Tangguh Joint Venture) advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, the Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as the Teekay Tangguh Joint Venture reduced its assessment of the likelihood that expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture could be applied to repay the advance. However, this provision was reversed in December 2013 as a settlement was reached between the parties.

Conventional Tanker Segment

As at September 30, 2014, our fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which we own and two of which we lease under capital leases. All of our conventional tankers operate under fixed-rate charters. The Bermuda Spirit’s and Hamilton Spirit’s time-charter contracts were amended in the fourth quarter of 2012 which reduced the daily hire rate on each by $12,000 per day for a duration of 24 months, and ended on September 30, 2014. However, during this renegotiated period, if Suezmax tanker spot rates exceed the renegotiated charter rate, the charterer will pay us the excess amount up to a maximum of the original charter rate. The impact of the change in hire rates is not fully reflected in the table below as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

In addition, CEPSA, the charterer and owner of our conventional vessels under capital lease, reached an agreement for the third-party sales of the Algeciras Spirit in January 2014 and the Huelva Spirit in July 2014, and on redelivery of the vessels to CEPSA, the charter contracts with us were terminated. The Algeciras Spirit delivered to its new owner in February 2014 and the Huelva Spirit in August 2014. Upon sale of the vessels, we were not required to pay the balance of the capital lease obligations as the vessels under capital lease were returned to the owner and the capital lease obligations were concurrently extinguished. When the vessels were sold to a third party, we were subject to seafarer severance related costs.

The following table compares our conventional tanker segment’s operating results for the three and nine months ended September 30, 2014 and 2013, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2014 and 2013 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days,	Three Months Ended September 30,
calendar-ship-days and percentages)	2014	2013	% Change
Voyage revenues	24,089	28,464	(15.4)
Voyage expenses	(208)	(373)	(44.2)

Net voyage revenues	23,881	28,091	(15.0)
Vessel operating expenses	(9,279)	(10,978)	(15.5)
Depreciation and amortization	(5,572)	(6,490)	(14.1)
General and administrative(1)	(1,437)	(1,561)	(7.9)
Restructuring charge	(2,231)	—	100.0

Income from vessel operations	5,362	9,062	(40.8)

Operating Data:
Revenue Days (A)	778	1,011	(23.0)
Calendar-Ship-Days (B)	778	1,012	(23.1)
Utilization (A)/(B)	100.0%	99.9%

(in thousands of U.S. Dollars, except revenue days,	Nine Months Ended September 30,
calendar-ship-days and percentages)	2014	2013	% Change
Voyage revenues	74,336	85,890	(13.5)
Voyage expenses	(1,180)	(1,581)	(25.4)

Net voyage revenues	73,156	84,309	(13.2)
Vessel operating expenses	(28,395)	(33,432)	(15.1)
Depreciation and amortization	(17,211)	(20,170)	(14.7)
General and administrative(1)	(4,891)	(4,857)	0.7
Restructuring charge	(2,231)	—	100.0

Income from vessel operations	20,428	25,850	(21.0)

Operating Data:
Revenue Days (A)	2,415	2,977	(18.9)
Calendar-Ship-Days (B)	2,466	3,003	(17.9)
Utilization (A)/(B)	97.9%	99.1%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker’s total calendar ship days decreased by 17.9% to 2,466 days for the nine months ended September 30, 2014 from 3,003 days for the same period in 2013 as a result of the sale of Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively. During the nine months ended September 30, 2014, two of our vessels were off-hire for a total of 51 days for scheduled dry dockings, compared to one of our vessels being off-hire for 25 days for a scheduled dry docking during the same period in 2013. As a result, our utilization decreased to 97.9% for the nine months ended September 30, 2014 compared to 99.1% for the same period in 2013.

Net Voyage Revenues. Net voyage revenues decreased for the three and nine months ended September 30, 2014 from the same periods last year, primarily as a result of:

•

decreases of $6.6 million and $15.6 million for the three and nine months ended September 30, 2014, respectively, due to the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively; and

•

a decrease of $0.7 million for the nine months ended September 30, 2014 due to the Bermuda Spirit being off-hire for 27 days in the first quarter of 2014 and the Hamilton Spirit being off-hire for 24 days in the second quarter of 2014 for scheduled dry dockings;

partially offset by:

•

increases of $1.3 million and $3.0 million for the three and nine months ended September 30, 2014, respectively, due to higher revenues earned by the Bermuda Spirit and Hamilton Spirit relating to the agreement between us and the charterer as Suezmax tanker spot rates exceeded the renegotiated charter rate and were greater during 2014 as compared to last year;

•

increases of $0.9 million and $1.1 million for the three and nine months ended September 30, 2014, respectively, due to lower revenues earned by the Toledo Spirit relating to the agreement between us and CEPSA in the third quarter of 2013 (however, in the third quarter of 2013, we had a corresponding increase in our realized gain on our associated derivative contract with Teekay Corporation therefore, this decrease and future decreases or increases related to this agreement did not and will not affect our cash flow or net income); and

•	an increase of $0.9 million for the nine months ended September 30, 2014 due to the European Spirit being off-hire for 25 days in the second quarter of 2013 for a scheduled dry docking.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2014 compared to the same periods last year, primarily as a result of the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively.

Depreciation and Amortization. Depreciation and amortization decreased for the three and nine months ended September 30, 2014, from the same periods last year, primarily as a result of the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively.

Restructuring Charge. The restructuring charge of $2.2 million for the three and nine months ended September 30, 2014 relates to the seafarer severance payments upon CEPSA’s sale of our vessel under capital lease, the Huelva Spirit on August 12, 2014.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $5.6 million and $18.2 million for the three and nine months ended September 30, 2014, respectively, from $4.8 million and $15.0 million, respectively, for the same periods last year, primarily due to:

•

increases of $0.3 million and $1.5 million for the three and nine months ended September 30, 2014, respectively, as a result of a greater amount of corporate services provided to us by Teekay Corporation to support our growth; and

•	increases of $0.6 million and $1.5 million for the three and nine months ended September 30, 2014, respectively, due to higher advisory fees incurred to support our business development activities.

Equity Income. Equity income increased to $38.7 million for the three September 30, 2014 from $28.8 million for the same period last year and decreased to $92.0 million for the nine months ended September 30, 2014 from $94.7 million for the same period last year, as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Three months ended September 30, 2014	5,433	2,851	14,542	10,726	5,162	(4)	38,710
Three months ended September 30, 2013	3,299	2,879	6,982	10,763	4,908	—	28,831

Difference	2,134	(28)	7,560	(37)	254	(4)	9,879

	Nine Months Ended
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Nine months ended September 30, 2014	4,264	7,782	37,965	26,616	15,384	(4)	92,007
Nine months ended September 30, 2013	23,016	7,892	12,697	34,065	17,010	—	94,680

Difference	(18,752)	(110)	25,268	(7,449)	(1,626)	(4)	(2,673)

The $18.8 million decrease for the nine months ended September 30, 2014 in our 33% investment in the four Angola LNG Carriers was primarily due to unrealized losses on derivative instruments in 2014 as a result of long-term LIBOR benchmark interest rates decreasing for interest rate swaps maturing in 2023 and 2024, compared to unrealized gains on derivative instruments in the same period last year. The $2.1 million increase for the three months ended September 30, 2014 was primarily due to higher unrealized gains on derivative instruments in the third quarter of 2014 compared to the same period last year as the increase in long-term LIBOR benchmark interest rates for interest rate swaps maturing in 2023 and 2024 exceeded those in 2013.

The $25.3 million increase for the nine months ended September 30, 2014 in our 50% ownership interest in Exmar LPG BVBA was primarily due to our 50% acquisition of this joint venture in February 2013, the gain on the sales of Flanders Tenacity, Eeklo and Flanders Harmony, which were sold during the second and third quarters of 2014, the delivery of three newbuildings, Waasmunster, Warinsart and Waregem, during the second and third quarters of 2014 and higher revenues as a result of higher Very Large Gas Carrier spot rates earned in 2014; partially offset by a loss on the sale of Temse in the first quarter of 2014 and less income generated as a result of the disposals of the Donau (March 2013), Temse, Eeklo, Flanders Tenacity and Flanders Harmony.

The $7.6 million increase for the three months ended September 30, 2014 in our 50% ownership interest in Exmar LPG BVBA was primarily due to the gain on the sale of Flanders Harmony on August 15, 2014, the delivery of three newbuildings, Waasmunster, Warinsart and Waregem during the second and third quarters of 2014 and higher revenues as a result of higher Very Large Gas Carrier and Medium Gas Carrier spot rates earned in the third quarter of 2014; partially offset by less income generated as a result of the disposals of Temse, Eeklo, Flanders Tenacity and Flanders Harmony.

The $7.4 million decrease for the nine months ended September 30, 2014 in our 52% investment in the MALT LNG Carriers was primarily due to higher interest margins upon completion of debt refinancing within the Teekay LNG-Marubeni Joint Venture in June and July 2013, the off-hire of Woodside Donaldson and Magellan Spirit for 34 days and 23 days, respectively, during 2014 for scheduled dry dockings, an increase in operating expenses as a result of main engine overhauls and related off-hire relating to the Woodside Donaldson in the first quarter of 2014. These decreases were partially offset by the Methane Spirit being off-hire for 28 days in the first quarter of 2013. The equity income for the three months ended September 30, 2014 is comparable to the same period last year.

The $1.6 million decrease for the nine months ended September 30, 2014 in our 40% investment in the RasGas 3 LNG Carriers primarily resulted from a performance claim provision recorded in 2014, higher operating expense due to timing of services and crew wage increases, higher depreciation expense resulting from 2013 dry-dock additions and lower unrealized gains on derivative instruments in 2014 compared to the same period last year as the increase in the long-term benchmark interest rates for interest rate swaps maturing within two years did not increase as much as compared to 2013; partially offset by lower interest expense due to principal repayments made during 2013 and 2014. The equity income for the three months ended September 30, 2014 is comparable to the same period last year.

Interest Expense. Interest expense increased to $14.7 million and $44.6 million for the three and nine months ended September 30, 2014, respectively, from $13.5 million and $39.9 million, respectively, for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:

•

increases of $2.1 million and $5.5 million for the three and nine months ended September 30, 2014, respectively, relating to two new debt facilities used to fund the deliveries of the two Awilco LNG Carriers in late-2013; and

•	increases of $1.4 million and $5.6 million for the three and nine months ended September 30, 2014, respectively, as a result of our Norwegian Kroner bond issuance in September 2013;

partially offset by:

•

decreases of $1.5 million and $3.6 million for the three and nine months ended September 30, 2014, respectively, due to lower interest on capital lease obligations associated with the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively; and

•	decreases of $1.4 million and $3.6 million for the three and nine months ended September 30, 2014, respectively, due to debt repayments during 2013 and 2014 and a decrease in LIBOR.

Interest Income. Interest income increased to $1.5 million and $2.7 million for the three and nine months ended September 30, 2014, respectively, from $0.7 million and $2.0 million, respectively, for the same periods last year. These changes were primarily the result of accrued interest earned on the advances we made to the Yamal LNG Joint Venture to fund our proportionate share of the joint venture’s newbuild installments and accrued interest earned on our receivable from BG as described in Item 1 – Financial Statements: Note 5b – Equity Method Investments.

Realized and Unrealized Gains (Losses) on Derivative Instruments. Net realized and unrealized gains (losses) on derivative instruments were $2.3 million and ($21.6) million for the three and nine months ended September 30, 2014, respectively, as compared to realized and unrealized losses of ($11.1) million and ($8.8) million, respectively, in the same periods last year, as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended September 30,
	2014			2013
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(10,092)	13,880	3,788	(9,532)	(2,314)	(11,846)
Toledo Spirit time-charter derivative	—	(1,500)	(1,500)	903	(200)	703

	(10,092)	12,380	2,288	(8,629)	(2,514)	(11,143)

	Nine Months Ended September 30,
	2014			2013
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(29,356)	12,512	(16,844)	(28,554)	16,312	(12,242)
Toledo Spirit time-charter derivative	(224)	(4,500)	(4,724)	880	2,600	3,480

	(29,580)	8,012	(21,568)	(27,674)	18,912	(8,762)

As at September 30, 2014 and 2013, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1.3 billion and $858.4 million, respectively, with average fixed rates of 3.8% and 4.6%, respectively. The increase in realized losses from 2013 to 2014 relating to our interest rate swaps was primarily due to the addition of four interest rate swaps in 2014 and due to lower short-term variable interest rates in 2014 compared to the same period in 2013.

Long-term LIBOR benchmark interest rates decreased during the three and nine months ended September 30, 2014 and increased during the three and nine months ended September 30, 2013, which resulted in us recognizing unrealized gains of $4.3 million and $44.6 million for the respective periods in 2014 and unrealized losses of $8.9 million and $66.0 million for the respective periods in 2013 from our interest rate swaps associated with our restricted cash deposits.

During the nine months ended September 30, 2014, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. This resulted from $57.5 million of unrealized losses relating to decreases in long-term LIBOR benchmark interest rates, relative to the beginning of 2014; partially offset by transfers of $38.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three months ended September 30, 2014, we recognized unrealized gains on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases of $10.3 million. This resulted from transfers of previously recognized unrealized losses of $13.3 million to realized losses related to actual cash settlements on our interest rate swaps; partially offset by $2.9 million of unrealized losses relating to decreases in long-term LIBOR benchmark interest rates relative to the second quarter of 2014.

During the three and nine months ended September 30, 2013, we recognized unrealized gains on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. The unrealized gains resulted from the transfers of $12.5 million and $37.3 million, respectively, of previously recognized unrealized losses to realized losses related to actual cash settlements and, for the nine months ended September 30, 2013, an additional $35.4 million of unrealized gains relating to increases in long-term LIBOR benchmark interest rates relative to the beginning of 2013. For the three months ended September 30, 2013, the unrealized gain was reduced by $5.6 million of unrealized losses relating to decreases in long-term LIBOR benchmark interest rates for the period of one to five years, relative to the second quarter of 2013.

Long-term EURIBOR benchmark interest rates decreased during the three and nine months ended September 30, 2014 and the three months ended September 30, 2013 and increased during the nine months ended September 30, 2013, which resulted in us recognizing unrealized losses of $0.8 million, $13.2 million and $0.3 million and an unrealized gain of $9.6 million, respectively, on our interest rate swaps associated with our Euro-denominated long-term debt.

The projected average tanker rates in the tanker market increased for the three and nine months ended September 30, 2014 compared to the second quarter and beginning of the year, which resulted in $1.5 million and $4.5 million of unrealized losses, respectively, on our Toledo Spirit time-charter derivative. The projected average tanker rates in the tanker market increased for the three months ended September 30, 2013 and decreased for the nine months ended September 30, 2013 compared to the second quarter and beginning of 2013 which resulted in $0.2 million of unrealized losses and $2.6 million of unrealized gains, respectively, on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

Please see “Item 5 – Operating and Financial Review and Prospects: Valuation of Derivative Instruments” in our Annual Report on Form 20-F for the year ended December 31, 2013, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gain (loss) on derivative instruments.

Foreign Currency Exchange Gains and (Losses). Foreign currency exchange gains and (losses) were $23.5 million and $22.6 million for the three and nine months ended September 30, 2014, respectively, compared to ($16.1) million and ($10.6) million for the same periods last year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans and restricted cash for financial reporting purposes and the realized and unrealized losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three and nine months ended September 30, 2014, foreign currency exchange gains (losses) included the revaluation of our Euro-denominated cash, restricted cash and debt of $22.2 million and $23.2 million, respectively and the revaluation of the of our Norwegian Kroner-denominated debt of $11.9 million and $14.6 million, respectively. These were partially offset by realized losses of ($0.5) million and ($1.1) million and unrealized losses of ($10.0) million and ($13.8) million, respectively, on our cross currency swaps.

For the three and nine months ended September 30, 2013, foreign currency exchange (losses) gains included the revaluation of our Euro-denominated restricted cash and debt of ($11.3) million and ($7.7) million, respectively, realized losses of ($0.1) million for both periods and unrealized losses of ($3.7) million and ($12.6) million, respectively, on our cross currency swaps, and unrealized (losses) gains of ($0.7) million and $9.7 million, respectively, on the revaluation of our NOK-denominated debt.

Other Income. Other income decreased by $0.5 million for the nine months ended September 30, 2014 compared to the same period last year primarily due to one of our guarantee liabilities being fully amortized in the third quarter of 2013. Other income remained consistent for the three months ended September 30, 2014 compared to the same period last year.

Income Tax Expense. Income tax expense decreased to $0.4 million and $1.1 million for the three and nine months ended September 30, 2014, respectively, from $0.8 million and $2.4 million, respectively, for the same periods last year, due to expected lower taxable income in taxable jurisdictions.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, with original terms typically between 10 to 25 years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, is generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in “Item 1 – Financial Statements: Note 7 – Long-Term Debt”. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact on our short-term liquidity requirements. As at September 30, 2014, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

We have two credit facilities that require us to maintain vessel value to outstanding loan principal balance ratios of 110% and 115%, respectively. As at September 30, 2014, we had vessel value to outstanding loan principal balance ratios of 144% and 159%, respectively. The vessel values are determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices that could be obtained if we sold any of the vessels.

As at September 30, 2014, our consolidated cash and cash equivalents were $97.5 million, compared to $139.5 million at December 31, 2013. Our total liquidity, which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $326.3 million as at September 30, 2014, compared to $332.2 million as at December 31, 2013. The slight decrease in total consolidated liquidity is primarily due to installment payments in 2014 relating to our newbuildings; partially offset by a new $130.0 million term loan entered into in March 2014 relating to the second Awilco LNG Carrier, the Wilpride, and net proceeds from our 3.1 million common unit equity offering in July 2014.

As of September 30, 2014, we had a working capital deficit of $219.1 million. The working capital deficit includes a $64.6 million current capital lease obligation for two Suezmax tankers, under which the owner has the option to require us to purchase the vessels. However, we do not expect the owner to exercise this option. The working capital deficit also includes a $40.0 million outstanding balance on one of our debt facilities that matures in the second quarter of 2015. We expect to refinance this debt facility before it comes due.

We expect to manage the remaining portion of our working capital deficit primarily with net operating cash flow, debt refinancing and, to a lesser extent, existing undrawn revolving credit facilities. As at September 30, 2014, we had undrawn medium-term credit facilities of $228.8 million.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2014	2013
Net cash flow from operating activities	135,154	117,733
Net cash flow (used for) from financing activities	(42,491)	209,221
Net cash flow used for investing activities	(134,689)	(322,400)

Operating Cash Flows. Net cash flow from operating activities increased to $135.2 million for the nine months ended September 30, 2014, from $117.7 million for the same period last year, primarily due to the acquisition and delivery of the two Awilco LNG Carriers in late-2013, an increase in revenue from the Bermuda Spirit and Hamilton Spirit as a result of the agreement between us and the charterer as Suezmax tanker spot rates exceeded the renegotiated charter rate during 2014, and greater dividends received from our equity accounted joint ventures; partially offset by the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively, and 18 days of unscheduled off-hire during 2014 due to repairs required for one of our LNG carriers. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity accounted joint ventures are generally required to distribute all available cash to its shareholders. However, the timing and amount of dividends from each of our equity accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity accounted joint venture. The timing and amount of dividends distributed by our equity accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow (used for) from financing activities was ($42.5) million for the nine months ended September 30, 2014, compared to $209.2 million for the same period last year, primarily as a result of higher net proceeds from long-term debt in 2013, which was used to fund the acquisition of our 50% interest in the Exmar LPG Carriers in February 2013 and a greater amount of debt prepayments in 2014. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. The decrease in net proceeds from long-term debt was partially offset by a reduction in advances of $16.8 million to our equity accounted joint ventures as described in “Item 1 – Financial Statements: Note 6b – Advances to Joint Venture Partner and Equity Accounted Joint Ventures” and a greater amount of proceeds from equity offerings.

Cash distributions paid during the nine months ended September 30, 2014 increased to $179.2 million from $159.0 million for the same period last year. This increase was the result of an increase in the number of units eligible to receive cash distributions from us as a result of common unit public offerings in July 2014 and October 2013; a common unit private placement in July 2013; units issued as a result of the COP that commenced during the second quarter of 2013; and a 2.50% increase in the quarterly cash distribution per unit commencing in the fourth quarter of 2013 and paid in February 2014. In addition, cash paid to non-controlling interests increased by $9.5 million primarily as a result of cash dividends of $29.1 million paid in 2014 by Teekay BLT Corporation, our consolidated joint venture with BLT LNG Tangguh Corporation in which we hold a 69% ownership interest.

Investing Cash Flows. Net cash flow used for investing activities was ($134.7) million for the nine months ended September 30, 2014, compared to ($322.4) million for the same period last year. During the nine months ended September 30, 2014, we used cash of $99.1 million primarily to acquire and fund our proportionate interest of newbuilding installments in the BG Joint Venture and the Yamal LNG Joint Venture and $41.8 million relating to newbuilding installments for our five LNG newbuild vessels equipped with the MEGI twin engines. During the nine months ended September 30, 2013, we used cash of $155.0 million, which is net of a $50 million upfront payment of charter hire, to fund the acquisition of one of the Awilco LNG Carriers, Wilforce, $135.9 million to fund our 50% interest in the Exmar LPG Carriers and $38.5 million for two LNG newbuilding carriers ordered in July 2013.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at September 30, 2014:

		Remainder	2015	2017
		of	and	and	Beyond
	Total	2014	2016	2018	2018
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,196.6	25.0	220.4	597.0	354.2
Commitments under capital leases (2)	75.7	2.0	15.5	58.2	—
Commitments under capital leases (3)	935.1	6.0	48.0	48.0	833.1
Commitments under operating leases (4)	349.7	6.0	48.2	48.2	247.3
Newbuilding installments/shipbuilding supervision (5)	1,937.8	67.7	504.0	918.0	448.1

Total U.S. Dollar-Denominated obligations	4,494.9	106.7	836.1	1,669.4	1,882.7

Euro-Denominated Obligations: (6)
Long-term debt (7)	301.4	3.9	33.7	168.5	95.3

Total Euro-Denominated obligations	301.4	3.9	33.7	168.5	95.3

Norwegian Kroner-Denominated Obligations: (6)
Long-term debt (8)	249.0	—	—	249.0	—

Total Norwegian Kroner-Denominated obligations	249.0	—	—	249.0	—

Totals	5,045.3	110.6	869.8	2,086.9	1,978.0

(1)

Excludes expected interest payments of $4.3 million (remainder of 2014), $29.9 million (2015 and 2016), $19.6 million (2017 and 2018) and $11.5 million (beyond 2018). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2014, plus margins on debt that has been drawn that ranges up to 2.80% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Includes, in addition to lease payments, amounts we may be required to pay to purchase leased vessels at the end of lease terms. The lessor has the option to sell these vessels to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not excerise its right to sell the vessels to us until after the lease term expire, which is during the years 2017 to 2018. The purchase price for any vessel we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 4 – Vessel Charters”.

(3)

Existing restricted cash deposits of $475.9 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $310.9 million under these leases from 2014 to 2029.
(5)

In December 2012, July 2013 and November 2013, we entered into agreements for the construction of five LNG newbuildings. The remaining cost for these five newbuildings totaled $916.5 million as of September 30, 2014, including estimated interest and construction supervision fees.

As part of the acquisition of an ownership interest in the BG Joint Venture, we agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $91.4 million. However, as part of this agreement with BG, we expect to recover approximately $20.3 million of the shipbuilding supervision and crew training costs from BG between 2015 and 2019.

In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest entered into agreements for the construction of six LNG newbuildings. As at September 30, 2014, our 50% share of the remaining cost for these six newbuildings totaled $929.9 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

The table above excludes nine newbuilding LPG carriers scheduled for delivery between early-2015 and 2018 in the joint venture between Exmar and us. As at September 30, 2014, our 50% share of the remaining cost for these nine newbuildings totaled $192.9 million, including estimated interest and construction supervision fees.

(6)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2014.
(7)

Excludes expected interest payments of $1.2 million (remainder of 2014), $8.7 million (2015 and 2016), $6.2 million (2017 and 2018) and $2.1 million (beyond 2018). Expected interest payments are based on EURIBOR at September 30, 2014, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(8)

Excludes expected interest payments of $4.0 million (remainder of 2014), $32.2 million (2015 and 2016) and $16.8 million (2017 and 2018). Expected interest payments are based on NIBOR at September 30, 2014, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of September 30, 2014. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 5 – Equity Method Investments” of our Annual Report on Form 20-F for the year ended December 31, 2013. In addition, please read “Item 1 – Financial Statements: Note 5 – Equity Method Investments”.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in “Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates” of our Annual Report on Form 20-F for the year ended December 31, 2013, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At September 30, 2014, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at September 30, 2014, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended September 30, 2014 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our financial condition and results of operations and our revenues and expenses;

•	growth prospects of the LNG and LPG shipping and oil tanker markets;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot LNG, LPG and tanker charter rates;

•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;

•

estimated minimum charter hire payments for the remainder of 2014 and the next four fiscal years, and our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•

expected purchases and deliveries of newbuilding vessels, our ability to obtain charter contracts for newbuildings, and the newbuildings’ commencement of service under charter contracts, including with respect to the five LNG newbuildings ordered from DSME, four LNG newbuildings ordered within the BG Joint Venture, six LNG newbuildings relating to the Yamal LNG Project and nine remaining LPG newbuildings ordered within Exmar LPG BVBA;

•	the exercise of options to order additional MEGI LNG carrier newbuildings, and the chartering of any such vessels;

•	delivery dates, financing and estimated costs for acquisitions and newbuildings, including the possible purchase of our leased Suezmax tankers, our LNG and LPG carrier newbuildings;

•	expected financing for the Yamal LNG Joint Venture;

•	expected financing of future shipyard installment payments for the BG Joint Venture;

•	the cost of supervision contract and crew training in relation to the BG Joint Venture;

•	the expected technical and operational capabilities of newbuildings, including the benefits of the M-type, Electronically Controlled, Gas Injection twin engines in certain LNG carrier newbuildings;

•	the expected sale or redelivery of certain vessels;

•	the expected source of funds for short-term and long-term liquidity needs;

•	estimated capital expenditures and our ability to fund them;

•	the expected source of funds to manage our working capital deficit;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	obtaining LNG and LPG projects that we bid on;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the possibility that goodwill attributable to a reporting unit will not be impaired for the remainder of the year;

•

our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•

the potential termination of certain leasing arrangements in which the Teekay Nakilat Joint Venture is the lessee, our financial exposure upon such termination, the effect of such termination on the amount of U.S. federal taxable income allocable to a holder of our common units in the year in which the termination occurs. and the amount of any future U.S. federal taxable income allocable to a holder of common units;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot tanker market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our newbuilding carriers; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our and our joint ventures’ potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russia and Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; failure to materialize of assumptions underlying our estimates of U.S. federal taxable income to a holder of our common units in a given year; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2013. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2014

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2014, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date
	Remainder							Fair
	of					There-		Value
	2014	2015	2016	2017	2018	after	Total	Liability	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	18.8	105.0	65.6	66.2	481.0	336.8	1,073.4	(1,200.3)	1.5%
Variable Rate (Euro) (3) (4)	3.9	16.2	17.5	18.7	149.8	95.3	301.4	(119.0)	1.5%
Variable Rate (NOK) (4) (5)	—	—	—	109.0	140.0	—	249.0	(263.3)	6.5%

Fixed-Rate Debt ($U.S.)	6.2	24.9	24.9	24.9	24.9	17.4	123.2	(126.2)	5.3%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.0%	5.3%

Capital Lease Obligations: (6)
Fixed-Rate ($U.S.) (7)	1.1	4.4	4.5	28.3	26.3	—	64.6	(64.6)	5.5%
Average Interest Rate (8)	5.4%	5.4%	5.4%	4.6%	6.4%	—	5.5%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	4.1	40.0	360.6	171.3	71.2	437.9	1,085.1	(97.9)	4.1%
Average Fixed Pay Rate (2)	3.8%	4.0%	3.0%	4.9%	4.4%	4.6%	4.1%
Contract Amount (Euro) (4) (10)	3.9	16.2	17.5	18.7	149.8	95.3	301.4	(44.8)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	2.6%	3.8%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of September 30, 2014 ranged from 0.30% to 2.80%. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt”.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2014.

(5)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK 700 million and NOK 900 million debt have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate of 6.88% and 6.43%, respectively, and the transfer of principal locked in at $125.0 million and $150.0 million, respectively, upon maturity. Please see below in the foreign currency fluctuation section and read “Item 1 – Financial Statements: Note 10 – Derivative Instruments”.

(6)

Under the terms of the capital leases for the RasGas II LNG Carriers (see “Item 1 – Financial Statements: Note 4 – Vessel Charters”), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2014 totaled $475.9 million, and the lease obligations, which as at September 30, 2014 totaled $473.4 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat Corporation is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2014, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat Corporation’s capital lease obligations and restricted cash deposits were $399.3 million and $469.2 million, ($91.3) million and $125.7 million, and 4.9% and 4.8%, respectively.

(7)

The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable. Please read “Item 1 – Financial Statements: Note 4 – Vessel Charters”.

(8)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 11 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At September 30, 2014, the fair value of this derivative asset was $0.3 million and the change from December 31, 2013 to the reporting period has been reported in realized and unrealized gain (loss) on derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 238.7 million Euros ($301.4 million) and Euro-denominated restricted cash deposits of 14.7 million Euros ($18.6 million), respectively, as at September 30, 2014. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2018, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our NOK-denominated bonds due in 2017 through 2018. Please read “Item 1 – Financial Statements: Note 10 – Derivative Instruments”. At September 30, 2014, the fair value of this derivative liability was $32.1 million and the change from December 31, 2013 to the reporting period has been reported in foreign currency exchange gain (loss). As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized gain (loss) on derivative instruments and foreign currency exchange gain (loss).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2014

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and the risk factor below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013, which could materially affect our business, financial condition or results of operations.

The LNG carrier newbuildings for the Yamal LNG Project are customized vessels and our financial condition, results of operations and ability to make distributions on our common units could be substantially affected if the Yamal LNG Project is not completed.

The LNG carrier newbuildings ordered by the Yamal LNG Joint Venture will be specifically built for the Arctic requirements of the Yamal LNG Project and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled for any reason, either before or after commencement of operations, the Yamal LNG Joint Venture may be unable to reach an agreement with the shipyard allowing for the termination of the shipbuilding contracts (since no such optional termination right exists under these contracts), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

The Yamal LNG Project may be abandoned or not completed for various reasons, including, among others:

•	failure of the project to obtain debt financing;

•	failure to achieve expected operating results;

•	changes in demand for LNG;

•	adverse changes in Russian regulations or governmental policy relating to the project or the export of LNG;

•	technical challenges of completing and operating the complex project, particularly in extreme Arctic conditions;

•	labor disputes; and

•	environmental regulations or potential claims.

If the project is not completed or is abandoned, proceeds if any, received from limited Yamal LNG project sponsor guarantees and potential alternative employment, if any, of the vessels and from potential sales of components and scrapping of the vessels likely would fall substantially short of the cost of the vessels to the Yamal LNG Joint Venture. Any such shortfall could have a material adverse effect on our financial condition, results of operations and ability to make distributions on our common units.

Sanctions against key participants in the Yamal LNG Project could impede completion or performance of the Yamal LNG Project, which could have a material adverse effect on us.

The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) recently placed Russia-based Novatek OAO (or Novatek), a 60% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek, which sanctions remain in effect. The restrictions on Novatek prohibit U.S. persons from participating in debt financing transactions of greater than 90 day maturity by Novatek and, by virtue of Novatek’s 60% ownership interest, the Yamal LNG Project. To the extent the Yamal LNG Project or Novatek are dependent on financing involving participation by U.S. persons, these OFAC actions could have a material adverse effect on the ability of the Yamal LNG Project to be completed or perform as expected. Effective August 1, 2014, the European Union also imposed certain sanctions on Russia. These sanctions require an European Union license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. These technologies appear to focus on oil exploration projects, not gas projects. Furthermore, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although we believe that we are in compliance with all applicable sanctions laws and regulations, and intend to maintain such compliance, these sanctions have recently been imposed and the scope of these laws may be subject to changing interpretation. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions on our common units.

Failure of the Yamal LNG Project to achieve expected results could lead to a default under the time-charter contracts by the charter party.

The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project does not achieve expected results, the risk of charter party default may increase. Any such default could adversely affect our results of operations and ability to make distributions on our common units. If the charter party defaults on the time-charter contracts, we may be unable to redeploy the vessels under other time-charter contracts or may be forced to scrap the vessels.

Neither the Yamal LNG Joint Venture nor our joint venture partner may be able to obtain financing for the six LNG carrier newbuildings for the Yamal LNG Project.

The Yamal LNG Joint Venture does not have in place financing for the six LNG carrier newbuildings that will service the Yamal LNG Project. The estimated total fully built-up cost for the vessels is approximately $2.1 billion. If the Yamal LNG Joint Venture is unable to obtain debt financing for the vessels on acceptable terms, if at all, or if our joint venture partner fails to fund its portion of the newbuilding financing, we may be unable to purchase the vessels and participate in the Yamal LNG Project.

We may be obligated to pay significant sums in connection with certain of our capital lease arrangements, and early termination of the leases may increase taxes payable by unitholders for the year of termination.

We, through our joint ventures, have capital leasing arrangements relating to five LNG carriers – the three RasGas II LNG Carriers leased by the Teekay Nakilat Joint Venture, in which we own a 70% interest, and the two LNG carriers leased through the Teekay Tangguh Joint Venture, in which we own a 69% interest. Under these arrangements, the joint ventures are the lessee, and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. If an assumption proves to be incorrect, the lessor may increase the lease payments to maintain its agreed after-tax margin. However, the joint ventures cannot pass these increased payments onto their charter parties. The leasing arrangements do enable us and our joint venture partner to jointly terminate the lease arrangement on a voluntary basis at any time. However, in the case of such an early termination, the joint venture may be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any. We expect these amounts would be significant. If the Teekay Nakilat Joint Venture terminates the lease, we estimate our 70% share of the cost of a lease termination to be approximately $34 million, exclusive of any interest rate swap termination costs, costs associated with any new financing and any other related adjustments. The Teekay Nakilat Joint Venture is currently reviewing the possibility of terminating the lease arrangement. In addition to triggering termination costs, the termination is expected to increase the U.S. federal taxable income allocable to a holder of our common units in the year in which the termination occurs. We expect that the U.S. federal taxable income allocable to a holder of common units for the year in which the termination occurs will be less than 50% of the cash distributed in such year, and that the U.S. federal taxable income so allocated immediately following years will return to historical ranges for us.

The UK taxing authority (or HMRC), has urged the lessor of the RasGas II LNG Carriers, as well as lessors in similar finance lease arrangements, to terminate these arrangements. The HMRC has also challenged other parties’ use of similar structures. One of those challenges, regarding a similar financial lease of an LNG carrier, resulted in a court decision from the First Tribunal on January 2012 that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and, in August 2014, HMRC was successful in having the judgment of the First Tribunal, in favor of the taxpayer, set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on the earlier judgment. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, our 70% share of the potential exposure to the Teekay Nakilat Joint Venture is estimated to be approximately $60 million, irrespective of whether the lease is terminated. Such estimate is primarily based on information received from the lessor.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-188387) FILED WITH THE SEC ON MAY 6, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-197479) FILED WITH THE SEC ON JULY 17, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-197651) FILED WITH THE SEC ON JULY 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: November 19, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)